**Exhibit 1**

PEMEX

# PETRÓLEOS MEXICANOS ANNOUNCES ACCEPTANCE OF SECURITIES AND SETTLEMENT DATE WITH RESPECT TO ITS PREVIOUSLY ANNOUNCED OFFERS TO PURCHASE

**MEXICO CITY, MEXICO – September 26, 2025 – Petróleos Mexicanos ("PEMEX")** announced today that it has accepted for purchase the outstanding securities set forth in the table below (the "Securities") in connection with its previously announced offers to purchase (the "Offers"), for an aggregate purchase price of up to U.S.$9.9 billion (the "Maximum Cash Amount").

The Offers are being made on the terms and subject to the conditions set forth in the offer to purchase dated September 2, 2025 (the "Offer to Purchase"), which sets forth in more detail the terms and conditions of the Offers.

The following table sets forth certain information about the Offers, including the principal amount of each series of Securities validly tendered on or prior to 5:00 p.m., New York City time, on September 15, 2025 (the "Early Tender Date") as confirmed by the Tender and Information Agent (as defined below) and the aggregate principal amount of each series of Securities accepted for purchase in the Offers:

| Securities | Principal Amount Outstanding | Acceptance Priority Level | Principal Amount Tendered by the Early Tender Date | Principal Amount Accepted for Purchase |
|---|---|---|---|---|
| 4.500% Notes due 2026 | US$1,126,084,000 | 1 | U.S.$694,201,000 | U.S.$694,201,000 |
| 3.750% Notes due 2026 | €1,000,000,000 | 2 | €532,898,000 | €532,898,000 |
| 6.875% Notes due 2026 | US$2,526,854,000 | 3 | U.S.$1,491,549,000 | U.S.$1,491,549,000 |
| 5.350% Notes due 2028 | US$1,988,837,000 | 4 | U.S.$1,189,743,000 | U.S.$1,189,743,000 |
| 4.875% Notes due 2028 | €1,250,000,000 | 5 | €830,923,000 | €830,923,000 |
| 6.490% Notes due 2027 | US$1,549,022,000 | 6 | U.S.$1,260,291,000 | U.S.$1,260,291,000 |
| 6.500% Notes due 2027 | US$4,016,962,000 | 7 | U.S.$2,815,019,000 | U.S.$2,815,019,000 |
| 2.750% Notes due 2027 | €1,250,000,000 | 8 | €907,754,000 | €550,001,000 |
| 9.500% Notes due 2027 | US$265,797,000 | 9 | U.S.$182,595,000 | - |
| 6.500% Notes due 2029 | US$1,206,861,000 | 10 | U.S.$571,595,000 | - |
| 8.750% Notes due 2029 | US$1,984,688,669 | 11 | U.S.$1,057,210,723 | - |

The Offers will expire at 5:00 p.m., New York City time, on September 30, 2025. Withdrawal rights for the Offers expired at 5:00 p.m., New York City time, on September 15, 2025, and Securities that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

Because the acceptance for purchase of all Securities validly tendered and not validly withdrawn pursuant to the Offers at or prior to the Early Tender Date would cause PEMEX to pay an aggregate consideration (including the applicable early tender premium for each such series of Securities, as applicable) that would exceed the Maximum Cash Amount, PEMEX has accepted for purchase all of the Securities in Acceptance Priority Levels 1 through 7, only €550,001,000 principal amount of Securities in Acceptance Priority Level 8 (the "2027 Euro Securities") and none of the Securities in Acceptance Priority Levels 9 through 11. PEMEX has accepted tenders by holders of the 2027 Euro Securities on a pro rata basis according to the proration procedures described in the Offer to Purchase using a proration factor of 57.68181%.

Because the Offers were oversubscribed at the Early Tender Date, holders who tender their Securities after the Early Tender Date will not have any of their Securities accepted for purchase. Any Securities not accepted for purchase will be promptly returned to holders.

The settlement date on which PEMEX will pay for Securities accepted in the Offers is expected to be October 1, 2025.

Global Bondholder Services Corporation is acting as the Tender and Information Agent for the Offers (the “Tender and Information Agent”). Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to the Tender and Information Agent at +1 855-654-2014 (toll free) or +1 (212) 430-3775 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Offer to Purchase can be accessed at the following link: https://www.gbsc- usa.com/pemex/. PEMEX has retained BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, to act as Joint Lead Dealer Managers, and HSBC Securities (USA) Inc., MUFG Securities Americas Inc. and Scotia Capital (USA) Inc. to act as Joint Dealer Managers, in connection with the Offers (the “Dealer Managers”). Holders are advised to check with any bank, securities broker or other intermediary through which they hold Securities as to when such intermediary would need to receive instructions from such Holder in order for that Holder to be able to participate in, or withdraw their instruction to participate in, an Offer, before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and the Covered Clearing Systems for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase. This announcement is for informational purposes only and shall not constitute an offer to purchase nor a solicitation of an offer to sell any Securities. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PEMEX by the Dealer Managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Forward-Looking Statements This press release contains forward-looking statements. Forward-looking statements are information of a non- historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.